Exhibit 99.(k)(5)

EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT

AGREEMENT effective as of the 24th day of April, 2026 by and among First Trust Enhanced Private Credit Fund, a Delaware statutory trust (the “Fund”) and First Trust Capital Management L.P., a Delaware limited partnership (“the Investment Adviser”).

WITNESSETH:

WHEREAS, the Investment Adviser acts as investment adviser to the Fund pursuant to an Investment Management Agreement with the Fund dated April 25, 2024 (the “Investment Management Agreement”);

NOW, THEREFORE, in consideration of the Fund engaging the Investment Adviser pursuant to the Investment Management Agreement and other good and valuable consideration, the parties to this Agreement agree as follows:

1. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Fund’s Prospectus as currently in effect.

2. The Investment Adviser agrees with the Fund to waive the Investment Management Fee and other fees, and to pay or absorb expenses of the Fund (a “Waiver”) so that the Total Annual Expenses of the Fund (excluding any taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, Incentive Fees, acquired fund fees and expenses (as determined in accordance with SEC Form N-2), expenses incurred in connection with any merger or reorganization, and extraordinary expenses, such as litigation expenses) will not exceed 2.75% and 2.00% of the average daily net assets of Class A Shares and Class I Shares of the Fund, respectively, on an annualized basis (the “Expense Limitation”).

3. This Agreement will have a term of one year from the effective date of this Agreement, and during such term this Agreement may not be terminated by the Investment Adviser or the Fund. This Agreement will automatically renew for consecutive one-year terms thereafter. Subject to the initial sentence of this paragraph, any party may terminate this Agreement upon thirty (30) days’ written notice to the other party.

4. The Fund agrees to carry forward, for a period not to exceed (3) three years from the date on which a Waiver is made by the Investment Adviser, all fees and expenses in excess of the Expense Limitation that have been waived, paid or absorbed by the Investment Adviser, and to repay the Investment Adviser such amounts, provided the Fund is able to effect such repayment and remain in compliance with the Expense Limitation in effect at the time of the Waiver and the Expense Limitation in effect at the time of the repayment. To the extent that such repayment is due, it shall be made as promptly as possible. To the extent that the full amount of such waived amount or expense paid cannot be repaid as provided in the previous sentence within such applicable three-year period, such repayment obligation shall be extinguished.

5. If this Agreement is terminated by the Fund, the Fund agrees to repay to the Investment Adviser any amounts payable pursuant to paragraph 4 that have not been previously repaid and, subject to the Investment Company Act, such repayment will be made to the Investment Adviser not later than (3) three years from the date on which a Waiver was made by the Investment Adviser (regardless of the date of termination of this Agreement), so long as the Fund is able to effect such reimbursement and remain in compliance with the Expense Limitation as if such Expense Limitation was still in effect. If this Agreement is terminated by the Investment Adviser, the Fund agrees to repay to the Investment Adviser, any amounts payable pursuant to paragraph 4 that have not been previously repaid and, subject to the Investment Company Act, such repayment will be made to the Investment Adviser not later than thirty (30) days after the termination of this Agreement, so long as the Fund is able to effect such reimbursement and remain in compliance with the Expense Limitation as if such Expense Limitation was still in effect.

6. This Agreement will be construed in accordance with the laws of the state of Delaware and the applicable provisions of the Investment Company Act. To the extent the applicable law of the State of Delaware, or any of the provisions in this Agreement, conflict with the applicable provisions of the Investment Company Act, the applicable provisions of the Investment Company Act will control.

7. This Agreement constitutes the entire agreement between the parties to this Agreement with respect to the matters described in this Agreement.

IN WITNESS WHEREOF, the parties to this Agreement have executed this Agreement as of the date first written above.

First Trust Enhanced Private Credit Fund

/s/Chad Eisenberg
By: Chad Eisenberg Title: Treasurer

FIRST TRUST CAPITAL MANAGEMENT L.P.

/s/ Michael Peck
By: Michael Peck
Title: Chief Executive Officer